

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

<u>Via E-mail</u>
Mr. Gregory L. Call
Senior Vice President, General Counsel
Encore Capital Group, Inc.
3111 Camino Del Rio North, Suite 1300
San Diego, California 92108

> **Re: Encore Capital Group, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-4**
> **Filed April 26, 2013**
> **File number 333-187581**
> **and Form 10-K**
> **Filed February 13, 2013**
> **File number 0-26489**
>
> **Asset Acceptance Capital Corp.**
> **Form 10-K**
> **Filed March 7, 2013**
> **File number 0-50552**

Dear Mr. Call:

We have reviewed your amended Form S-4 and Form 10-K and the Form 10-K of Asset Acceptance Capital Corp. and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

In regard to the Form S-4, please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. Please revise to disclose the current status of the credit facility negotiations and address the consequences should it not be available.

Summary, page 1

2. Please revise to include a recent developments section for Asset Acceptance or otherwise address their significantly declining performance.

Summary of Potential Payments…, page 72

3. Please revise to disclose when payments will be paid in each of the circumstances described in the first paragraph, to what extent they can be modified and how the final amount will be determined.

Where You Can Find More Information, page 123

4. Revise so that the incorporation information is current as of the date of effectiveness. This will need to include the 10-K/A and 10-Q recently filed by Asset Acceptance.

In regard to your Form S-1, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In regard to the Form 10-K, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our Form 10-K comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney Advisor

By E-mail: Steven B. Stokdyk
          steven.stokdyk@lw.com